Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-258134

Relating to Prospectus Supplement Dated January 7, 2022 to

Prospectus Dated August 6, 2021

January 18, 2022

Dear Stockholders:

We are excited about the future of Lument Finance Trust, Inc. (“we,” “us,” “LFT” or the “Company”), and we are reaching out to you today with regards to our recently announced transferable rights offering.

We expect this offering to be a transformative equity raise event that will provide LFT with the growth capital necessary to further our objectives of achieving appropriate operating scale and expanding our capacity to make investments in target assets. We structured this equity raise as a rights offering to give existing stockholders the opportunity to participate meaningfully in our growth by subscribing to purchase additional shares of our common stock at a discount to the market price and avoid ownership dilution. An affiliate of our manager has indicated that it intends to provide meaningful support for the offering by exercising its over-subscription privilege and making a total investment of up to $40.0 million. In addition, Hunt Companies Equity Holdings, LLC expects to exercise its over-subscription privilege and all of our directors and executive officers intend to exercise in full their rights.

We believe the Company has taken significant positive steps towards delivering long-term value to its stockholders under the stewardship of the current management team, which began its tenure in January 2018. Notable milestones include:

•	Material growth in GAAP earnings per share and positive dividend growth momentum. Net income attributable to common stockholders increased by over 400% from $0.06 per share in 2017 (while under the prior management team) to $0.34 cents per share in 2020. The Company has also raised the common dividend twice since the end of 2019.

•	Industry-leading asset performance. The Company experienced zero loan impairments, forbearances, or defaults in the investment portfolio during the COVID era.

•	Improved market coverage. The Company currently earns a “Buy” rating from all six investment banking research analysts covering its common stock.

•	Proven ability to execute in the capital markets. The Company successfully completed a $60 million preferred stock offering and closed a $1 billion CRE-CLO securitization transaction during 2021.

Building on the tailwinds of these recent accomplishments, we believe that this rights offering is the best capital raising opportunity for the Company:

•	Allows existing stockholders to participate meaningfully in the Company’s growth by subscribing to purchase additional shares of common stock at a discount to the market price and avoid ownership dilution.

•	Permits the Company to deploy capital into target assets consistent with the multifamily-centric investment strategy and take advantage of the robust investment pipeline identified by the Company’s manager and its affiliates.

•	Enables the Company to improve operating expense efficiencies. We anticipate that the Company’s general and administrative expenses, as a percentage of stockholders’ equity, will decrease as a result of this offering.

•	Increase the liquidity and trading volume of the Company’s stock.

•	Promotes strong alignment with Company’s external manager and sponsor. An affiliate of the manager has indicated that it intends to provide meaningful support for the rights offering by exercising its over-subscription privilege and making a total investment of up to $40.0 million.

As we look to the future, we believe the Company’s investment strategy is well-positioned and we expect to continue to differentiate ourselves from our peers by leveraging the breadth and expertise of our manager’s platform to create long-term value for our stockholders. We thank you for your support and look forward to a strong future together.

Sincerely,

James P. Flynn

Chairman of the Board & Chief Executive Officer

Lument Finance Trust

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of the securities referred to in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The prospectus supplement relating to the rights offering and accompanying prospectus contain this and other information about Lument Finance Trust, Inc. The prospectus supplement and accompanying prospectus as well as the documents incorporated by reference therein should be read carefully before investing. A copy of the prospectus supplement related to the rights offering and accompanying prospectus may be obtained from Alliance Advisors, the Information Agent, by calling (toll-free) at (888) 786-6491, by e-mail at LFT@allianceadvisors.com or by mail at Alliance Advisors, 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey 07003.

Forward-Looking Statements

This letter may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this letter may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this letter.

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